UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

COMMUNICATION OF RELEVANT INFORMATION

Promotora de Informaciones, S.A. (PRISA) announces the following relevant information, under the provisions of article 82 of Securities Market “Ley del Mercado de Valores”.

Following the Relevant Information dated May 6, 2014 with registration CNMV No. 204783, PRISA informs that today the Board of Directors of the Company has resolved to accept the offer received from Telefonica, S.A. for the purchase of PRISA's stake of 56% in DTS Distribuidora de Television Digital, S.A.

During a term of thirty (30) calendar days as of this acceptance PRISA undertakes to negotiate the agreements documenting satisfactorily the transaction.

Madrid, May 7, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

	By:	/s/ Antonio García-Mon
Name: Antonio García-Mon
Title: Secretary of the Board of Directors

May 7, 2014